Exhibit 99.1

AMARIN ANNOUNCES SIGNIFICANT NEUROPROTECTIVE EFFECTS OF MIRAXION

LONDON, United Kingdom, November 16, 2005 -- Amarin Corporation plc (NASDAQ: AMRN) today announces that its ongoing pre-clinical research programs with the Institute of Neuroscience at Trinity College, Dublin have achieved important results in two specific areas of research, both concerning the mechanism of action and properties of Miraxion (ultra-pure ethyl-EPA). Firstly, the effect of Miraxion on modulation of neuro inflammation and secondly, the corresponding impact of Miraxion on the reduction of microglial activation.

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In aging brains Miraxion has been found to demonstrate neuro anti-inflammatory effects, consequently protecting the brain from inflammation which is often associated with a number of neurodegenerative diseases such as Alzheimer’s, Parkinson’s and Huntington’s disease.

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Age-related learning and memory decline in the brain has also been shown to be accompanied by inflammatory changes, typified by microglial activation. These changes are also accompanied and possibly triggered by an increase in pro-inflammatory cytokines and a decrease in protective cytokines.

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The full results of the studies on the neuroprotective effects of Miraxion will be presented today at the 35th Annual Society for Neuroscience meeting in Washington D.C. by Professor Marina Lynch and her associates from the Institute of Neuroscience at Trinity College, Dublin.

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Amarin also announces today that it has extended its research collaboration with the Institute of Neuroscience at Trinity College. The three year collaboration will focus on the further elucidation of the neuroprotective effects of Miraxion, Amarin’s lead compound. The project will also investigate potential follow-on compounds as part of Miraxion’s life cycle management program. Amarin is currently developing Miraxion in phase III clinical trials for Huntington’s disease and has completed several phase II trials in depressive disorders.

Commenting on the results of the studies, Rick Stewart, Chief Executive Officer of Amarin said “Our long term commitment to neurology research has resulted in these important findings. Determining how Miraxion actually functions in the brain and establishing that Miraxion has neuroprotective effects is fundamental to our understanding of its mechanism of action in neurodegenerative diseases and depressive disorders. We look forward to the presen-

tation of the study results at the 35th Annual Society for Neuroscience meeting in Washington.”

Results of Pre-Clinical Studies
Evidence from the Institute of Neuroscience at Trinity College has consistently shown that the age-related decline in synaptic and cognitive function is accompanied by impairment in one form of synaptic plasticity, long-term potentiation (LTP) in the hippocampus, which is considered to be a possible biological substrate for both learning and memory. This impairment is coupled with inflammatory changes, typified by increased microglial activation, increased IL-1b concentration and increased IL-1b-induced cell signaling. These changes are accompanied by, and possibly triggered by, an increase in interferon-g (IFNg) and decreased concentration of the anti-inflammatory cytokines, IL-4 and IL-10.

Two posters will be presented at the Society meeting:

1.	Summary: Ultra-Pure Ethyl-EPA confers neuroprotection in the rat hippocampus

Evidence suggests that as the brain ages, a cytokine imbalance develops: pro-inflammatory cytokine concentration increases (e.g. IL-1β) whereas anti-inflammatory cytokine concentration decreases (e.g. IL-4 and IL-10). It was investigated if ultra-pure ethyl-EPA could modulate the inflammatory status in the aged rat hippocampus.

The results indicate:

a)	Ultra-pure ethyl-EPA demonstrates anti-inflammatory effects which are mediated by down regulating pro-inflammatory cytokines (IL-1β) in the brain, and up regulating anti-inflammatory cytokine (IL-4);
b)
The increase in IL-4, an anti-inflammatory cytokine, was mediated by peroxisome proliferator activated receptor (PPARg) activation; Ultra-pure ethyl-EPA has previously been identified as an endogenous activator of PPARγ.

2. Summary: Ultra-Pure Ethyl-EPA reduces the age-related increase in microglial activation in the adult hippocampus

Activated microglia are the primary source of the pro-inflammatory cytokine IL-1β in the brain. Therefore it might be predicted that evidence of microglial activation will accompany the age-related increase in hippocampal IL-1β concentration. The authors report that the aged brain is more vulnerable to insult, such as that induced by beta amyloid (Aβ), than the young brain, probably because of the age-related underlying inflammation.

The results indicate:

a)	Ultra-pure ethyl-EPA reduced the age-related increase in microglial activation in the hippocampus;

b)
This underlying inflammatory state significantly contributes to the exaggerated effects of Aβ in the aged rat, and ultra-pure ethyl-EPA treatment attenuates the Aβ-induced impairment in long term potentiation and the concurrent increase in IL-1β concentration.

Professor Marina Lynch and her associates at Trinity College have published several papers in the past supporting the mechanism of action of Miraxion. Key papers that have been published in prestigious peer reviewed journals include:

Lonergan, P. E., Martin, D. S., Horrobin, D. F., and Lynch, M. A. Neuroprotective actions of eicosapentaenoic acid on lipopolysaccharide-induced dysfunction in rat hippocampus. J Neurochemistry 2004; 91: 20-9.
Martin D. D., Lonergan P. E., Boland B., Fogarty M. P., Brady M., Horrobin D. F., Campbell V. A. et al. Apoptotic changes in the aged brain are triggered by IL-1beta -induced activation of p38 and reversed by treatment with eicosapentaenoic acid. J Biological Chemistry 2002; 27739-46: 34239-34246.
Lonergan, P. E., Martin, D. S., Horrobin, D. F., and Lynch, M. A. Neuroprotective effect of eicosapentaenoic acid in hippocampus of rats exposed to gamma -irradiation. J Biological Chemistry 2002; 277: 20804-20811.

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for depressive disorders.

For press releases and other corporate information, visit our website at http://www.amarincorp.com

Contact:
Amarin Corporation plc: +44 (0) 207 907 2442

Rick Stewart, Chief Executive Officer

Alan Cooke, Chief Financial Officer

investor.relations@amarincorp.com

Powerscourt: +44 (0) 207 236 5615

Rory Godson
Victoria Brough

DISCLOSURE NOTICE: The information contained in this document is as of November 16, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document contains forward-looking statements about Amarin’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “will”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin’s research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin’s drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin’s products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin’s products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin’s product candidates; governmental laws and regulations affecting Amarin’s operations, including those affecting taxation; Amarin’s ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin’s ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.